SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 31,2004

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

March 31, 2004

                By: _s/James F. Jones

     James F. Jones

     Corporate Secretary

NOTICE OF ANNUAL MEETING

OF UNITHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

AND PROXY STATEMENT

CANADIAN COAL TRUST

March 30, 2004

CANADIAN COAL TRUST

Suite 1000 Fording Place

205 Ninth Avenue S.E.

Calgary, Alberta, Canada

T2G OR4

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of Unitholders of Fording Canadian Coal Trust (the “Trust”) will be held at The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta in the Alberta Ballroom on Thursday, May 6, 2004 at 10:00 a.m. (Mountain Standard Time) (the “Meeting”) for the following purposes:

1.

To receive the Trust’s audited consolidated statements for the financial year ended December 31, 2003 and the auditor’s report there on;

2.

To elect trustees of the Trust and approve the election of directors of the Trust’s subsidiary, Fording Inc., for the ensuing year;

3.

To appoint auditors of the Trust for the ensuing year and authorize the trustees to fix their remuneration; and

4.

To transact such other business as may properly come before the Meeting.

Copies of the Trust’s Management Information Circular and Annual Report to Unitholders accompany this notice.

A UNITHOLDER MAY ATTEND THE MEETING IN PERSON OR MAY BE REPRESENTED BY PROXY. IF YOU ARE A REGISTERED UNITHOLDER OF THE TRUST AND ARE UNABLE TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. TO BE EFFECTIVE, PROXIES MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1, ATTENTION: PROXY DEPARTMENT BEFORE 3:00 P.M. (MOUNTAIN STANDARD TIME) ON MAY 4, 2004 OR BE PRESENTED TO THE CHAIR OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

If you are a non-registered unitholder of the Trust and received these materials through a broker, a financial institution or other nominee, please complete and return the materials in accordance with the instructions provided to you by such nominee.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular.  The record date for the determination of unitholders entitled to receive notice of and to vote at the Meeting is March 31, 2004.  Only unitholders whose names have been entered on the registers of the Trust at the close of business on that date are entitled to receive notice of and to vote at the Meeting.

DATED at Calgary, Alberta, this 30th day of March, 2004.

By Order of the Trustees,

James F. Jones

Trust  Secretary

TABLE OF CONTENTS

Management Information Circular and Proxy Statement--------------------------------------------------------------------------------------------------------------------	1
Solicitation of Proxies----------------------------------------------------------------------------------------------------------------------------------------------------------------------	1
Voting Units and Principal Holders---------------------------------------------------------------------------------------------------------------------------------------------------	2
Election of Trustees-------------------------------------------------------------------------------------------------------------------------------------------------------------------------	2
Approval of Election of Directors of Fording Inc. -----------------------------------------------------------------------------------------------------------------------------	5
Compensation of Trustees and Directors------------------------------------------------------------------------------------------------------------------------------------------	8
Report on Executive Compensation -------------------------------------------------------------------------------------------------------------------------------------------------	9
Performance Graph-------------------------------------------------------------------------------------------------------------------------------------------------------------------------	15
Securities Authorized for Issuance under Equity Compensation Plans------------------------------------------------------------------------------------------------	16
Appointment of Auditors------------------------------------------------------------------------------------------------------------------------------------------------------------------	16
Interest of Informed Persons in Material Transactions-----------------------------------------------------------------------------------------------------------------------	16
Governance-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------	16
Trustees’, Directors’ and Officers’ Insurance and Indemnification-----------------------------------------------------------------------------------------------------	16
Interest of Insiders in Material Transactions--------------------------------------------------------------------------------------------------------------------------------------	17
Management Contracts--------------------------------------------------------------------------------------------------------------------------------------------------------------------	17
No Dissent or Appraisal Rights--------------------------------------------------------------------------------------------------------------------------------------------------------	17
Unitholder’s Proposals---------------------------------------------------------------------------------------------------------------------------------------------------------------------	17
Availability of Disclosure------------------------------------------------------------------------------------------------------------------------------------------------------------------	18
Trustees’ Approval--------------------------------------------------------------------------------------------------------------------------------------------------------------------------	18
Certificate----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------	18
Exhibit “A” – Statement of Governance Practices ----------------------------------------------------------------------------------------------------------------------------	i

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

This Management Information Circular and Proxy Statement (the “Management Information Circular”) is being furnished in connection with the solicitation of proxies by the management of Fording Canadian Coal Trust (the “Trust”) for use at the Annual Meeting of Unitholders of the Trust or any postponement or adjournment thereof (the “Meeting”) to be held at 10:00 a.m. (Mountain Standard Time) on Thursday, May 6, 2004 at the place and for the purposes set forth in the accompanying Notice of Meeting.

It is anticipated that this Management Information Circular, together with the accompanying Notice of Meeting and Form of Proxy, will be mailed to unitholders of the Trust on or about April 8, 2004.

SOLICITATION OF PROXIES

The solicitation will be primarily by mail, but proxies may also be solicited personally by telephone or other personal contact by representatives or agents of the Trust retained to assist in the solicitation of proxies in the United States and Canada. The cost of preparing, assembling and mailing this Management Information Circular, the Notice of Meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Trust. The Trust will reimburse brokers and other nominee entities for reasonable costs incurred by them in mailing materials to the beneficial owners of units of the Trust (“Units”) in connection with the Meeting.

To be effective, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1, Attention: Proxy Department, prior to 3:00 p.m. (Mountain Standard Time) on May 4, 2004 or be presented to the Chair of the Meeting prior to the commencement of the Meeting. Unitholders whose Units are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

Currency

Unless otherwise indicated, all dollar references in this Management Information Circular are to Canadian dollars.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are trustees of the Trust. A unitholder has the right to appoint a person or company (who need not be a unitholder), other than the persons designated in the accompanying form of proxy, to represent the unitholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in such form of proxy.

Revocability and Voting of Proxies

A unitholder who has given a proxy may revoke the proxy by filing an instrument in writing executed by the unitholder or by the unitholder’s duly appointed attorney (the “Revocation”) with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, by personal delivery, courier, mail or facsimile transmission at (866) 249-7775 (toll free) or (416) 263-9524 prior to 3:00 p.m. (Mountain Standard Time) on May 4, 2004 or by filing the Revocation with the Chair of the Meeting prior to the commencement of the Meeting. The execution of a proxy will not affect a unitholder’s right to attend the Meeting and vote in person provided such proxy is revoked prior to the commencement of the Meeting.

Units represented by properly executed proxies in the enclosed form (if executed in favour of the management nominees and deposited as provided in the Notice of Meeting) will be voted or withheld from voting in accordance with the instructions of the unitholder on any ballot that may be called for and, if the unitholder specifies a choice with respect to any matter to be acted upon at the Meeting, Units represented by properly executed proxies will be voted accordingly. In the absence of any instructions on the proxy, such Units will be voted for (i) the election as trustees of the Trust of all the persons set forth under the heading “Election of Trustees” in this Management Information Circular; (ii) approval of the election as directors of Fording Inc. of all the persons set forth under the heading “Approval of Election of Directors of Fording Inc.” in this Management Information Circular; and (iii) for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Trust.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Information Circular, management of the Trust knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such other matter, or amendments to or variation of the matters identified in the Notice of Meeting should properly come before the Meeting, proxies received pursuant to this solicitation will be voted on such amendments, variations and other matters in accordance with the judgment of the person voting the proxy.

Confidentiality

Proxies are counted and tabulated by Computershare Trust Company of Canada, the Trust’s transfer agent, in such manner so as to preserve the confidentiality of individual unitholder votes, except that the Trust will have access to proxies as necessary to meet applicable legal requirements in the event of a proxy contest, or in the event a unitholder has made a written comment or submitted a question on the form of proxy.

VOTING UNITS AND PRINCIPAL HOLDERS

The Units are the only units of the Trust entitled to vote at the Meeting. As at March 18, 2004, 46,963,983 Units were issued and outstanding, the holders thereof being entitled to one vote per Unit.

The presence by at least two individuals, being unitholders present in person, or represented by proxy, who hold in the aggregate not less than 10% of the total number of issued and outstanding Units, is necessary for a quorum at the Meeting. The trustees of the Trust have fixed the close of business on March 31, 2004 as the record date for the purpose of determining unitholders entitled to receive notice of and vote at the Meeting. No person becoming a unitholder after the record date shall be entitled to vote at the Meeting, although this does not preclude the unitholder from arranging to be a proxyholder or agreeing with the selling unitholder on how the selling unitholder will vote the Units at the Meeting.

To the knowledge of the Trust, its trustees and officers, no person beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Trust, other than Golden Apple Income Inc., a wholly-owned subsidiary of Ontario Teachers Pension Plan Board, which held 12,974,102 Units or approximately 27% of the issued and outstanding Units as at December 31, 2003.

ELECTION OF TRUSTEES

It is proposed to nominate the seven persons listed below for election as trustees of the Trust to hold office until the next following annual meeting or until their successors are elected or appointed. All proposed nominees are presently trustees of the Trust and have held such position since the date indicated. The Declaration of Trust provides for a minimum of seven and a maximum of nine trustees. There are currently eight trustees. The trustees do not have an Executive Committee.

On February 28, 2003 Fording Inc., as it was then constituted (“Old Fording”), Teck Cominco Limited (“Teck”), Westshore Terminals Income Fund (“Westshore”), Sherritt Coal Partnership II, the two partners of which are wholly-owned subsidiaries of each of Ontario Teachers’ Pension Plan Board (“OTPP”) and Sherritt International Corporation (“Sherritt”), and CONSOL of Canada Inc., completed a multi-step transaction which proceeded by way of a plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, the business of Old Fording was reorganized under an income trust called the Fording Canadian Coal Trust, the Trust’s subsidiary, 4123212 Canada Inc., was continued under the Canada Business Corporations Act and subsequently changed its name to Fording Inc., and the Fording Coal Partnership, which subsequently changed its name to Elk Valley Coal Partnership (the “Partnership”), was created.

Governance agreements entered into as part of the Arrangement (the “Governance Agreements”) entitle certain principal unitholders to nominate one individual for election as a trustee at each meeting of unitholders at which trustees are elected, provided the principal unitholder owns at least 4.5 % of the total number of Units then outstanding.  Pursuant to these agreements, OTPP and Teck are each entitled to nominate one individual for election as a trustee at the Meeting.

The individual nominated for election as a trustee by OTPP must be an “Independent Trustee” as that term is defined in the Governance Agreement. An Independent Trustee means a trustee who:

(i)

 is not an insider of OTPP, Teck, Sherritt, or Westshore (the “Principal Unitholders”) or their respective affiliates, and, with respect to a trustee nominated by Sherritt and OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP jointly or severally control Luscar;

(ii)

would qualify as an “unrelated director” (as defined in the TSX Guidelines) of each of the Principal Unitholders, if the trustee was a director or trustee of each of the Principal Unitholders; and

(iii)

would qualify as an “unrelated director” (as defined in the TSX Guidelines) of the Trust.

The nominee of OTPP is Peter Valentine.

The nominee of Teck is Robert J. Wright.

Unless authority to do so is withheld, proxies given pursuant to this solicitation will be voted for the election as trustees of the proposed nominees listed below.  If any of the proposed nominees should for any reason be unable to serve as a trustee of the Trust, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Information Regarding Nominees for Election As Trustees

Information regarding the nominees, including the number of Units and Unit equivalents of the Trust beneficially owned, directly or indirectly, or over which control is exercised by such persons is as follows:

Dr. Lloyd I. Barber, C.C., S.O.M.

Residence:  Regina Beach, Saskatchewan

Age:  72

Trustee:  Fording Canadian Coal Trust

Became a Trustee:  2003

Dr. Barber is President Emeritus of the University of Regina, a position he has held since 1990.  Dr. Barber was President of the University of Regina.  Dr. Barber serves as a director of Teck Cominco Limited, CanWest Global Communications Corp., Molson Inc. and Greystone Capital Management.  Dr. Barber is a Companion of the Order of Canada.

Investment in the Trust:  2476 Units/Unit equivalents (4)

______________________________________________________________________________________________________

Michael A. Grandin (3)

Residence:  Calgary, Alberta

Age:  59

Trustee – Fording Canadian Coal Trust

Director – Fording Inc.

Became a Trustee and Director:  2003

Michael Grandin is currently Chair and Chief Executive Officer of Fording Canadian Coal Trust, a position he has held since February 2003. Mr. Grandin was director of the predecessor corporation to the Fording Canadian Coal Trust from 2001 to 2003. In February 2004, Mr. Grandin was appointed Dean of the Haskayne School of Business.  Mr. Grandin was President of PanCanadian Energy Corporation from October 2001 to April 2002.   From 1998 to 2001, Mr. Grandin was Executive Vice President and Chief Financial Officer of Canadian Pacific Limited, a diversified operating company active in transportation, energy and hotels.  He was Vice Chairman and Director of Midland Walwyn Capital Inc. from 1996 to 1998.  He is also a director of Pengrowth Corporation, Enerflex Systems Ltd., IPSCO Inc., BNS Split Corp., the Investment Dealers Association of Canada and EnCana Corporation.

Investment in the Trust:  16,320 Units/Unit equivalents (4)

______________________________________________________________________________________________________

Michael S. Parrett (1) (2)

Residence:  Aurora, Ontario

Age:  52

Trustee – Fording Canadian Coal Trust

Director – Fording Inc.

Became a Trustee and Director:  2003

Mr. Parrett is an independent consultant with over 20 years experience in the mining industry.  Mr. Parrett was the President of Rio Algom Limited from 2000 to 2001.  From 1991 to 2000, Mr. Parrett was Vice President and Chief Financial Officer of Rio Algom Limited.  From 1999 to 2000, he was also Vice President, Strategic Development & Joint Ventures of Rio Algom Limited.  Prior to 1990, Mr. Parrett held various positions with Falconbridge Limited, serving as Vice President, Controller and Chief Financial Officer.  He also serves as a director at Gabriel Resources Ltd.  Mr. Parrett is a chartered accountant.

Investment in the Trust:  3771 Units/Unit equivalents (4)

______________________________________________________________________________________________________

Harry G. Schaefer, F.C.A. (1) (2)

Residence:  Calgary, Alberta

Age:  67

Trustee – Fording Canadian Coal Trust

Director – Fording Inc.

Became a Trustee and Director:  2003

Mr. Schaefer was director of the predecessor corporation to the Fording Canadian Coal Trust from 2001 to 2003. He is the President of Schaefer and Associates, a business advisory firm and he is also a corporate director. Mr. Schaefer was Chairman of TransAlta Corporation from 1991 to 1996 and Chief Financial Officer from 1975 to 1993. He is the Vice Chairman and a director of TransCanada Corporation and TransCanada PipeLines Limited, and the Chairman of the Mount Royal College Foundation. Mr. Schaefer has held these positions since 2003, 1998 and 1993, respectively. He is also a director of Agrium Inc., a former director of Gulf Canada Resources Limited and was Chairman of Crestar Energy from 1996 to 2000.  Mr. Schaefer is a member of the Workers' Compensation Board of Alberta, Investment Advisory Group. Mr. Schaefer is also chair of the Alberta Chapter of the Institute of Corporate Directors.

Investment in the Trust:  13,771 Units/Unit equivalents (4)

______________________________________________________________________________________________________

Robert J. Wright, C.M., Q.C.

Residence:  Toronto, Ontario

Age:  71

Trustee – Fording Canadian Coal Trust

Became a Trustee:  2003

Mr. Wright is Deputy Chairman of Teck Cominco Limited, a position he has held since June 2000. He was Chairman of Teck Corporation from 1994 to June 2000. From 1989 to 1993, he was Chairman of the Ontario Securities Commission. Prior to 1989, he was a senior partner in the law firm of Lang Michener. Mr. Wright is a director of the Mutual Fund Dealers Association and the AARC Foundation.  He is a member of the Investment Committee of the Ontario Workplace Safety & Insurance Board, and the Pension Fund Committee of Air Liquide Canada Inc. Mr. Wright is also a Member of the Order of Canada.

Investment in the Trust:  1771 Units/Unit equivalents (4)

______________________________________________________________________________________________________

Peter Valentine, F.C.A. (2)

Residence:  Calgary, Alberta

Age:  67

Trustee – Fording Canadian Coal Trust

Became a Trustee:  2003

Mr. Valentine holds a joint appointment as Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine, University of Calgary.  Prior to his present appointment, Mr. Valentine served for seven years as the Auditor General of Alberta.  From 1958 to 1995, Mr. Valentine enjoyed a career with KPMG, serving as Partner-in-Charge of Professional Practice of the Calgary office, Chairman of the KPMG International Energy Practice Group and Senior Audit Partner responsible for a variety of medium to large sized organizations, with expertise in the petroleum industry and Canadian securities practice.  He is also a director of Superior Plus Inc. He is currently the Chair of the Board of Governors of CCAF-FCVI Inc. and has previously served as Chair of the Financial Advisory Committee of the Alberta Securities Commission and as a member of the Accounting Standards Board and the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

Investment in the Trust:  1771 Units/Unit equivalents (4)

______________________________________________________________________________________________________

John B. Zaozirny, Q.C. (1)

Residence:  Calgary, Alberta

Age: 56

Trustee – Fording Canadian Coal Trust

Became a Trustee:  2003

Mr. Zaozirny was a director of the predecessor corporations to the Fording Canadian Coal Trust from 1986 to 2003.  He is counsel to McCarthy Tétrault LLP, Barristers and Solicitors.  Mr. Zaozirny has been with McCarthy Tétrault LLP since 1987. He has served as Vice Chairman of Canaccord Capital Corporation since 1996 and is also a director of Acetex Corporation, Alberta Newsprint Company, Canadian Oil Sands Investments Inc., Computer Modelling Group, IPSCO Inc., Matrikon Inc., Middlefield Resource Funds, Pengrowth Corporation, Provident Energy Ltd., Titanium Corp. and UMA Group Ltd.  He is a

Governor of the Business Council of British Columbia, and a member of the Law Societies of Alberta and British Columbia.  Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

Investment in the Trust:  12,771 Units/Unit equivalents (4)

______________________________________________________________________________________________________

Notes:

(1) Member of the Governance Committee.

(2)  Member of the Audit Committee.

(3) Mr. Grandin was a director of Pegasus Gold Inc. in 1998 when that company filed voluntarily to reorganize under Chapter 11 of the United States Bankruptcy Code. A liquidation plan for that company received court confirmation later that year.

(4) Investment in the Trust includes Units beneficially owned, directly or indirectly, or over which control or direction is exercised, and Unit equivalents granted under the Trustees’ and Directors’ Unit equivalent plan. As at March 18, 2004, the trustees’ respective investment in the Trust was comprised of the following:  Dr. Barber – 705 Units and 1771 Unit equivalents; Mr. Grandin - 13,000 Units, 3320 Unit equivalents; Mr. Parrett – 2000 Units and 1771 Unit equivalents; Mr. Schaefer – 12,000 Units and 1771 Unit equivalents; Mr. Wright – 1771 Unit equivalents; Mr. Valentine – 1771 Unit equivalents; Mr. Zaozirny – 11,000 Units and 1771 Unit equivalents.

Attendance Record of Trustees

The information presented below is for the year ended December 31, 2003.

SUMMARY OF TRUSTEE & COMMITTEE MEETINGS HELD		SUMMARY OF ATTENDANCE OF TRUSTEES
		Trustee	Trustee Meetings Attended	Committee Meetings Attended
Trustees – Fording Canadian Coal Trust(1) Audit Committee Governance Committee	7 9 4	L.I. Barber, C.C. M.A. Grandin M.S. Parrett H.G. Schaefer, F.C.A. W.W. Stinson P. Valentine, F.C.A. R.J. Wright, C.M., Q.C. J.B. Zaozirny, Q.C.	7 of 7 7 of 7 6 of 7 7 of 7 7 of 7 6 of 7 6 of 7 7 of 7	13 of 13 13 of 13 9 of 9 4 of 4

(1)

The overall attendance was 95% at trustee meetings and 100% at Committee meetings for the year.

APPROVAL OF ELECTION OF DIRECTORS OF FORDING INC.

The Declaration of Trust requires the trustees to vote the common shares of Fording Inc. in favour of those nominees to the Fording Inc. board of directors approved by more than 50% of the votes cast at a meeting of unitholders called for such purpose provided that:

(i)

none of the nominees is an employee of the Partnership;

(ii)

a majority of the nominees are “Independent Directors” (as defined below); and

(iii)

a majority of the nominees are not trustees of the Trust.

In addition, governance agreements entered into as part of the Arrangement entitle the Principal Unitholders to nominate one individual for election as a director at each meeting of shareholders at which directors are elected, provided the Principal Unitholder owns at least 4.5 % of the total number of Units then outstanding.  Pursuant to these agreements, OTPP and Teck are each entitled to nominate one individual for election as a director.

The individual nominated for election as a director by OTPP must be an “Independent Director” as that term is defined in the Governance Agreement  An “Independent Director” means a director who:

(i)

cannot be the same individual who OTPP has nominated for election as a trustee;

(ii)

cannot be a director, trustee, officer, employee or  insider of OTPP, Teck, Sherritt, Westshore or Luscar Ltd. or any of those entities’ affiliates or of any person, or of any affiliate of any person, with a greater than 10% voting or economic interest in those entities;

(iii)

must be an individual that, if the individual was a director or trustee of any of those entities, would qualify as an “unrelated director” (as defined by the TSX Guidelines) of each of those entities; and

(iv)

 must also qualify as an “unrelated director” (as defined by the TSX Guidelines) of the Trust.

The nominee of OTPP is Richard T. Mahler.  The nominee of Teck is David A. Thompson.

It is proposed to nominate the nine persons listed below for approval of their election as directors of Fording Inc. to hold office until the next following annual meeting of Fording Inc. or until their successors are elected or appointed. With the exception of Ms. Farrell, all proposed nominees are presently directors of Fording Inc. and have held such position since the date indicated.  The Articles of Fording Inc. provide for a minimum of seven and a maximum of nine directors. The board of directors is currently composed of nine directors. The board does not have an Executive Committee.

Unless authority to do so is withheld, proxies given pursuant to this solicitation will be voted for approval of the election of the proposed nominees listed below as directors of Fording Inc.  If any of the proposed nominees should for any reason be unable to serve as a director of Fording Inc., the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Information Regarding Nominees for Election As Directors

Information regarding the nominees, including the number of Units and Unit equivalents of the Trust beneficially owned, directly or indirectly, or over which control is exercised by such persons is as follows:

Michael A. Grandin

Michael S.  Parrett (1) (2)

Harry G. Schaefer, F.C.A. (1) (2)

The biographies of the above-named individuals are set forth under Information Regarding Nominees for Election As Trustees above.

______________________________________________________________________________________________________

Dawn L. Farrell

Residence: Vancouver, B.C.

Age: 44

Nominee for Director – Fording Inc.

Dawn Farrell is Executive Vice President, Generation, BC Hydro, a position she has held since 2003. Between 1985 and 2003, Dawn held a number of senior positions with TransAlta Corporation including President, TransAlta Cogeneration, Executive Vice President Corporate Development, Executive Vice President Independent Power Projects, Vice President Energy Marketing and IPP Development, and Vice President Energy Marketing.  Ms. Farrell is a former Vice Chair and director of Mount Royal College and a former director of Mount Royal College Foundation. She was a director of Mercury Electric and Vision Quest Windelectric, a member of the Calgary Foundation Investment Committee, a director of MEGA and a member of the Secretariat, Alberta Round Table on the Environment.

Investment in the Trust: nil Units/Unit equivalents

______________________________________________________________________________________________________

Dr. Norman B. Keevil

Residence: Vancouver, B.C.

Age: 66

Director – Fording Inc.

Became a Director: 2003

Dr. Keevil is Chairman of the Board of Teck Cominco Limited, a position he has held since 2001. From 1981 to 2001, he was President and Chief Executive Officer of Teck Corporation, also serving as Chairman from 1989 to 1994. Dr. Keevil is a director of Aur Resources Inc. and the Mining Association of Canada. He holds an honorary Doctor of Laws from the University of British Columbia, and was The Northern Miner Mining Man of the Year in 1979. Among other honours, Dr. Keevil received a Distinguished Service Award from the Prospectors & Developers Association in 1990, and he received the Selwyn G. Blaylock Medal for 1991 from the Canadian Institute of Mining and Metallurgy. In January 2004 Dr. Keevil was inducted into the Mining Hall of Fame.

Investment in the Trust:  1771 Units/Unit equivalents (3)

______________________________________________________________________________________________________

Richard T. Mahler (2)

Residence: Vancouver, B.C.

Age:  60

Director – Fording Inc.

Became a Director:  2003

Mr. Mahler was Executive Vice President and Chief Financial Officer of Finning International Inc., the world's largest Caterpillar dealer, from 1990 until his retirement in 2003.  From 1981 to 1990, Mr. Mahler served as Vice President Finance of Amdahl Canada, a provider of enterprise-scale computing, networking, and storage systems and services. Prior to that, he held various senior financial management positions with Ford Motor Company of Canada from 1968 to 1980. Mr. Mahler is Chair, Partnerships BC (a provincial crown corporation formed to deliver public services through public/private partnerships), a director of Selkirk Financial Technologies and a Trustee of Swiss Water Income Fund.  He is also a director of the Vancouver Board of Trade, the National Ballet School and a director and Treasurer of the VGH/UBC Hospital Foundation. He has been awarded the 2002 Queen's Golden Jubilee Medal for Distinguished Service by the Governor General of Canada and the 2002 Chancellor's Award for Distinguished Service by Simon Fraser University.

Investment in the Trust:  3771 Units/Unit equivalents (3)

______________________________________________________________________________________________

Dr. Thomas J. O’Neil

Residence:  Prescott, Arizona

Age:  64

Director – Fording Inc.

Became a Director:  2003

Dr. O'Neil was President and Chief Operating Officer for iron ore miner, Cleveland-Cliffs Inc., until July 2003 and remains a consultant to that company on international projects. He holds three degrees in mining engineering, with a Ph.D. from the University of Arizona where he served on the faculty from 1968-81, becoming Professor and Head of the Department of Mining and Geological Engineering. Dr. O'Neil served in various capacities for Amoco Minerals, and its successor, Cyprus Minerals, from 1981-91, including Vice President of Engineering and Vice President of South Pacific Operations stationed in Sydney, Australia. He is a director of the Minerals Information Institute and a past director of Hecla Mining Company and of Homestake Mining Company. He is the 2003 President of the Society for Mining, Metallurgy and Exploration (SME) where he is also a Distinguished Member. Dr. O'Neil was elected to the U.S. National Academy of Engineering in 1999 and the American Southwest Mining Hall of Fame in 2003.

Investment in the Trust:  473 Units/Unit equivalents (3)

______________________________________________________________________________________________________

William W. Stinson

Residence:  Toronto, Ontario

Age:  70

Trustee – Fording Canadian Coal Trust

Director – Fording Inc.

Became a Trustee and Director:  2003

Mr. Stinson is Chairman of Westshore Terminals Income Fund, the Chairman of Sun Life Financial, Lead Director of CHC Helicopter Corporation and a director of Grant Forest Products Ltd. From 1981 to 1985, Mr. Stinson was President of Canadian Pacific Limited; from 1985 to 1991, he was the President and Chief Executive Officer of Canadian Pacific Limited; and from 1991 to 1996, he was Chairman and Chief Executive Officer of Canadian Pacific Limited.  From 1997 to 2001, Mr. Stinson was the Chairman of the Executive Committee of United Dominion Industries Inc.

Investment in the Trust:  12,290 Units/Unit equivalents (3)

______________________________________________________________________________________________

David A. Thompson

Residence:  Vancouver, B.C.

Age:  64

Director – Fording Inc.

Became a Director:  2003

Mr. Thompson is Chief Executive Officer and Deputy Chairman of Teck Cominco Limited, a position he has held since July 2001. From 1994 to 2001, he was President and Chief Executive Officer of Cominco Ltd.  From 1980 to 1994, he was Senior Vice President and Chief Financial Officer of Teck Corporation.  Mr. Thompson is a director of the St. Paul's Hospital Foundation.

Investment in the Trust: 1771 Units/Unit equivalents (3)

Notes:

(1)  Member of the Governance Committee.

(2)  Member of the Audit Committee.

(3) Investment in the Trust includes Units beneficially owned, directly or indirectly, or over which control or direction is exercised, and Unit equivalents granted under the Trustees’ and Directors’ Unit equivalent plan. As at March 18, 2004, the directors’ respective investment in the Trust was comprised of the following: Dr. Keevil – 1771 Unit equivalents; Mr. Mahler – 2000 Units; 1771 Unit equivalents; Dr. O’Neil – 473 Unit equivalents; Mr. Stinson – 10,519 Units and 1771 Unit equivalents; Mr. Thompson – 1771 Unit equivalents. .

Attendance of Directors

The information presented below is for the year ended December 31, 2003.

SUMMARY OF BOARD & COMMITTEE MEETINGS HELD		SUMMARY OF ATTENDANCE OF DIRECTORS
		Director	Board Meetings Attended	Committee Meetings Attended
Board of Directors – Fording Inc. (1) Audit Committee Governance Committee	7 9 4	M.A. Grandin N.B. Keevil R.T. Mahler M.S. Parrett R. Phillips, O.C. H.G. Schaefer, F.C.A. W.W. Stinson D.A. Thompson	7 of 7 4 of 7 6 of 7 6 of 7 4 of 7 7 of 7 7 of 7 7 of 7	8 of 9 13 of 13 4 of 4 13 of 13

(1)

The overall attendance was 86% at Board meetings and 98% at Committee meetings for the year.

COMPENSATION OF TRUSTEES AND DIRECTORS

The compensation of trustees and directors is structured to promote a proprietary interest in the Trust, to align the interests of those persons more closely to those of unitholders and to assist the Trust and Fording Inc. in attracting and retaining individuals with exceptional experience and ability. Each trustee and director is paid a basic annual cash retainer of $20,000 and an annual unit retainer in Unit equivalents with a value of $40,000. A trustee who is also a director is paid an additional annual cash retainer of $20,000. The Chair of the Trust also serves as the Chief Executive Officer of the Trust and is paid an annual cash retainer of $60,000 and an annual unit retainer in Unit equivalents with a value of $37,500.  The Chair of the board of directors of Fording Inc. also serves as the Chief Executive Officer of Fording Inc. and is paid an annual cash retainer of $60,000 and an annual unit retainer in Unit equivalents with a value of $37,500.  Where one individual serves as Chair and Chief Executive Officer of both the Trust and Fording Inc., as Mr. Grandin currently does, he is paid an annual cash retainer of $120,000 and an annual unit retainer in Unit equivalents with a value of $75,000. Committee chairs are paid an annual cash retainer of $5,000 and committee members are paid an annual retainer of $3,000. A fee of $1,500 is paid to each trustee and director for each board meeting attended and for each committee meeting attended, including joint meetings of trustees and directors.  A trustee who is also a director receives only a single meeting fee for joint meetings of trustees and directors. The Chair does not receive any committee retainer or meeting fee for attending committee meetings. Trustees and directors who live outside Alberta receive an additional meeting fee of $1,500 when they are required to travel from outside Alberta to attend board or committee meetings in Alberta. Trustees and directors are reimbursed for their costs in travelling to and attending board or committee meetings.

Unit Ownership Guidelines

The Trust and Fording Inc. have established minimum Unit ownership guidelines for trustees and directors. Each trustee or director as at June 30, 2003 is required to hold 7000 Units. Trustees and directors who are elected or appointed subsequent to June 16, 2003 are required to hold a set number of Units equal in value to the value of 7000 Units as at June 30, 2003. The ownership requirement is not duplicated for trustees who are also directors. Where one individual serves as Chair and Chief

 Executive Officer of both the Trust and Fording Inc., as Mr. Grandin currently does, the ownership requirement is 14,000 Units. The ownership requirement is to be achieved within 5 years of election or appointment and can be satisfied by holding Units or Unit equivalents.

Unit Equivalent Plan

Trustees and directors receive a portion of their annual compensation in the form of a unit retainer. The unit retainer is paid by way of a credit in the form of Unit equivalents awarded by reference to the Unit price by means of a bookkeeping entry on the books of the Trust or Fording Inc., as applicable. When distributions are declared and paid on Units, the account of each trustee and director is credited with additional Unit equivalents with a value equal to the distribution. On the third anniversary of a credit of Unit equivalents, the value of the Unit equivalents as determined by reference to the market price of the Units is paid in cash net of tax to the trustee or director.  The market price for the purpose of the Unit equivalent plan is determined by reference to the weighted average trading price of the Units on the TSX for the five trading days immediately preceding the day the credit or payment is to be made.

During 2003, 23,223 Unit equivalents were awarded to trustees and directors. As at March 18, 2004, trustees and directors as a group held a total of 23,223 Unit equivalents.

REPORT ON EXECUTIVE COMPENSATION

Current Officers

During 2003, the Trust had seven officers.  The Trust’s primary asset is its 65% ownership interest in the Partnership which it holds through its subsidiary, Fording Inc. Agreements made at the time of the Arrangement require the Partnership to make available members of its executive personnel to serve as officers (other than as the Chief Executive Officer) of the Trust and Fording Inc.  The employment costs of these executives are paid by the Partnership.  However, if any of the executives spend a significant amount of his or her time in a year on the business of the Trust and/or Fording Inc., then the employment costs for that executive will be allocated between the Trust, Fording Inc. and the Partnership based on the time spent on the business and affairs of the Trust and Fording Inc. during the year. In 2003, the Partnership paid 100% of the employment costs of the Named Executive Officers (as defined in the Summary Compensation Table below) that served as officers of the Trust.

To ensure the independence of the Trust and Fording Inc. from the Partnership under these arrangements, a trustee selected by the independent trustees serves as Chair and Chief Executive Officer of the Trust and a director selected by the independent directors serves as Chair and Chief Executive Officer of Fording Inc. Mr. Michael A. Grandin, who serves as a trustee and director, was selected to serve as the initial Chair and Chief Executive Officer of the Trust and Fording Inc. For information on Mr. Grandin’s compensation, see Compensation of Trustees and Directors.

Compensation for executives of the Partnership consists of a base salary, an annual bonus opportunity, and medium and long-term cash incentives. There is no option plan under which further option grants can be made. See notes to the Summary Compensation Table for information about the Exchange Option Plan.

As part of the approval process of the Partnership’s annual budget by the partners, the Governance Committee of Fording Inc. reviews the compensation proposed by the managing partner for executives of the Partnership and makes its recommendations to the board of directors of Fording Inc.

Base Salary

In establishing base salaries, the Partnership uses a benchmark of average base salaries paid to executives in a comparator group established with the assistance of an external compensation consultant.  Salaries are adjusted, as needed, based on individual performance, responsibility and experience to ensure that the salaries reflect the contribution of each executive.

Incentive Plans

Short-Term Incentive Plan

Partnership executives participate in the Short-Term Incentive Plan (the “STIP”) which provides an opportunity for such individuals to earn an annual cash incentive payment based on the achievement of targets set by the managing partner. Potential awards under the STIP are expressed as a percentage of base salary and range from 25% to 60% of base salary when performance targets are met, and from 50% to 120% when maximum results are achieved.

Medium-Term Incentive Plan

Partnership executives participate in the Medium-Term Incentive Plan (the “MTIP”) which provides an opportunity for such individuals to earn a cash incentive payment after each three year performance period based on the achievement of targets set by the managing partner. A new three year performance period begins each year. As a result, potential awards are payable annually after the initial three year performance period. Potential awards are expressed as a percentage of average base annual salary over the performance period and range from 22% to 33 1/3% when performance targets are met and from 44% to 66

2/3% when maximum results are achieved. It is anticipated that the last grant under the MTIP plan will be made in 2006 and thereafter the value of the MTIP plan will be rolled into the Long-Term Incentive Plan.

Long-Term Incentive Plan

The Long-Term Incentive Plan (the “LTIP”) was introduced to replace the Key Employee Stock Option Plan (“KESOP”) in which former executives of Old Fording participated. The KESOP was terminated as part of the Arrangement. Covenants made as part of the Arrangement require the managing partner to provide compensation policies and arrangements to the former executives of Old Fording for a three year period that are no less favourable in the aggregate than the Old Fording compensation policies and arrangements were at the time of the Arrangement.

The LTIP is modelled after the MTIP and provides an opportunity for executives to earn a cash incentive payment at the end of a three year performance period based on the achievement of targets set by the managing partner.  A new three year performance period begins each year. As a result, potential awards are payable annually after the initial three year performance period. Potential awards are expressed as a percentage of average base annual salary over the performance period and range from 20% to 135% when target results are met and from 40% to 270% when maximum results are achieved.

In addition, participants of the LTIP have been granted an additional grant equal in value to their initial grant under the LTIP to compensate them for a loss in the value of options that had been awarded to them under the KESOP plan when those options were exchanged for unit options as part of the Arrangement.

Trust Unit Purchase Plan

The Partnership has a Trust Unit Purchase Plan (the “TUPP”) pursuant to which eligible employees can acquire Units.  The TUPP is an employee profit sharing plan as defined under the Income Tax Act (Canada) (the “Income Tax Act”). Eligible employees may contribute up to 6% of their eligible earnings to the TUPP. The Partnership makes matching contributions equal to one-third of the eligible employees’ contributions. Contributions made to the TUPP by employees and the Partnership are used to purchase Units in the secondary market. If Units purchased with employee contributions are withdrawn before they have been held in the TUPP for one year, Units which were purchased with the related Partnership contribution are forfeited.

A similar plan has been made available to employees of subsidiaries of Fording Inc. that are resident in the United States.

Summary Compensation Table

The following table provides compensation information for the Chief Executive Officer, the Chief Financial Officer  and the three other most highly compensated senior executives of the Trust (collectively referred to as the “Named Executive Officers”), measured by total annual salary and bonus during the year ended December 31, 2003. (1)

Long-Term Compensation
	Year	Annual Compensation			Awards		Payouts
Name and Principal Position		Salary $	Bonus $	Other Annual Compensation (4) $	Securities Under Option/ SARS Granted #(5)	Shares of Units subject to resale restrictions	LTIP Payouts	All Other Compensation(6)
M. A. Grandin Chair and Chief Executive Officer	2001 2002 2003	nil nil 120,000	n/a n/a n/a	--- --- 75,000	22,960 4,000 26,940	nil	n/a n/a n/a	--- --- 95,000
J.G. Gardiner President	2001 2002 2003	425,000 500,000 515,000	246,000 238,000 nil	--- --- 50,300	81,902 58,000 136,060	nil	nil nil 756,000	213,600 4,700 157,000
J.L. Popowich Executive Vice President	2001 2002 2003	237,000 295,000 304,000	60,000 71,000 nil	--- --- 33,200	30,868 19,450 50,318	nil	nil nil 285,000	61,500 1,300 100,000
A. R. Hagerman(2) Vice President & Chief Financial Officer	2001 2002 2003	220,000 264,000 120,000	92,000 93,000 28,900	--- --- ---	28,645 18,130 44,580	nil	nil nil 300,000	57,800 1,300 1,889,000
R. A. Millos(3) Chief Financial Officer	2003	170,000	nil	---	nil	nil	nil	nil
W. J. Foster Vice President, BC Operations	2001 2002 2003	187,000 215,000 222,000	63,000 73,000 1,600	--- --- 24,300	11,283 11,150 22,433	nil	nil nil 234,000	48,600 1,000 15,000

Notes:

(1) Information set forth in this table includes, in respect of the period prior to February 28, 2003, the effective date of the Arrangement, compensation paid to such Named Executive Officers in their capacity as employees of Old Fording. For information on Mr. Grandin’s                 compensation, see Compensation of  Trustees and Directors.

(2) Mr. Hagerman resigned from his position as Chief Financial Officer of the Trust effective May 31, 2003.

(3) Mr. Millos became a Partnership employee on May 1. 2003 and was appointed Chief Financial Officer of the Trust effective June 1, 2003.

(4) Where the value of all perquisites and other benefits, securities and property did not exceed the lesser of $50,000 and 10% of total annual salary and bonus paid to the Named Executive Officer in 2003, such amounts have not been disclosed. Mr. Grandin: annual unit retainer in Unit equivalents; Mr. Gardiner: amount includes $19,808 in extra vacation pay and $14,122 for a  personal use vehicle; Mr. Popowich: amount includes $11,692 extra vacation pay and $8,781 for a personal use vehicle; Mr. Foster: amount includes $6,945 for financial planning services and $10,570 for a personal use vehicle.

(5)  Securities under option described in this column are Exchange Options issued to the Named Executive Officers under the Trust’s Exchange Option Plan established in connection with the Arrangement, in exchange for options issued by Old Fording under its KESOP plan. The sole purpose of the Exchange Option Plan is to issue the exchange options in order to preserve the existing rights of Old Fording optionholders following completion of the Arrangement. No new option grants are permitted under the Exchange Option Plan. The details of the grants are as follows:

Mr. Grandin - 2001: 4980 and 9960 are in replacement of Canadian Pacific Limited Key Employee Stock Option Plan options granted February 2, 1999 and February 2, 2000 respectively; 8000 options were granted in 2001 under the Old Fording Director Stock Option Plan (“DSOP”); 2002: grant under DSOP; 2003: No new options were granted; pursuant to the Arrangement, each outstanding option was exchanged for one exchange option to acquire a unit of the Trust.

Mr. Gardiner - 2001: 2182 and 3320 options are in replacement of Canadian Pacific Limited Key Employee Stock Option Plan options granted February 2, 1999 and February 2, 2000 respectively; 76,400 options were granted in 2001 under the KESOP plan; 2002: grant under KESOP; 2003:  No new options were granted; pursuant to the Arrangement, each outstanding option was exchanged for one exchange option to acquire a unit of the Trust.

Mr. Popowich - 2001: 1374, 2324 and 1626 options are in replacement of Canadian Pacific Limited Key Employee Stock Option Plan options granted February 10, 1997, February 2, 1999 and February 2, 2000 respectively; 25,544 options were granted in 2001 under the KESOP plan; 2002: grant under KESOP; 2003:  No new options were granted; pursuant to the Arrangement, each outstanding option was exchanged for one exchange option to acquire a unit of the Trust.

Mr. Hagerman - 2001: 274, 756, 2141 and 1494 are in replacement of Canadian Pacific Limited Key Employee Stock Option Plan options granted February 10, 1997, May 28, 1997, February 7, 1999 and February 7, 2000 respectively; 23,980 options were granted in 2001 under the KESOP plan; 2002: grant under KESOP; 2003:  No new options were granted; pursuant to the Arrangement, each outstanding option was exchanged for one exchange option to acquire a unit of the Trust.

Mr. Foster - 2001: 589 options are in replacement of Canadian Pacific Limited Key Employee Stock Option Plan options granted February 10, 1997; 10,694 options were granted in 2001 under the KESOP plan; 2002: grant under KESOP; 2003:  No new options were granted; pursuant to the Arrangement, each outstanding option was exchanged for one exchange option to acquire a unit of the Trust.

(6) The details of all other compensation are as follows:

Mr. Grandin – 2003: $95,000 (B)

Mr. Gardiner – 2001: $213,600 (A); 2002 $4,700 (A); 2003:  $157,000 (B).

Mr. Popowich – 2001: $61,500 (A); 2002: $1,300 (A); 2003:  $100,000 (B).

Mr. Hagerman – 2001: $57,800 (A); 2002: $1,300 (A); 2003:  $150,000 (B); $1,739,000 C/C Agreement payment (see Change in Control Agreements).

Mr. Foster – 2001: $48,600 (A); 2002: $1,000 (A); 2003: $15,000 (B).

(A)   value of share equivalents and dividend equivalents credited under a matching program that was established in connection with Old Fording becoming a public company in October of 2001 to assist executives to achieve share ownership requirements that provided for a one for three match for purchases of shares for the first 6 months of the program and a one for four match thereafter until the earlier of the achievement of the share ownership requirement or March 31, 2005

(B) special bonus paid for effecting the Arrangement.

Option Grants During the Most Recently Completed Financial Year(1) (2)

Name	Securities, Under Options/SARs Granted (#)	Per cent of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
M. A. Grandin	4,000 8,000 9,960 4,980	Total = 3%	28.40 18.77 9.64 9.18	33.33 33.33 33.33 33.33	23/04/2012 10/10/2011 07/02/2010 07/02/2009
J. G. Gardiner	58,000 76,400 1,660	Total = 19%	24.94 18.20 9.64	33.33 33.33 33.33	12/02/2012 10/10/2011 07/02/2010
J. L. Popowich	19,450 25,544 1,374 2,324 1,626	Total = 7%	24.94 18.20 11.40 9.18 9.64	33.33 33.33 33.33 33.33 33.33	15/02/2012 10/10/2011 10/02/2007 07/02/2009 07/02/2010
R. A. Millos	-	-	-	-	-
A. R. Hagerman	18,130 23,980 274 378 1,071 747	Total = 6%	24.94 18.20 11.40 12.16 9.18 9.64	33.33 33.33 33.33 33.33 33.33 33.33	15/02/2012 10/10/2011 10/02/2007 28/05/2007 07/02/2009 07/02/2010
W. J. Foster	589 10,694 11,150	Total = 3%	11.40 18.20 24.94	33.33 33.33 33.33	10/02/2007 10/10/2011 15/02/2012

Notes:

(1) No new options were granted in 2003; pursuant to the Arrangement, each outstanding KESOP option was exchanged for one exchange option to acquire a unit of the Trust.

(2) Total includes Exchange Options granted under the Exchange Option Plan in exchange for outstanding KESOP options that were granted as replacement options to Canadian Pacific Limited Key Employee Stock Option Plan optionholders who were not employees of Old Fording when Canadian Pacific Limited was divided into five public companies, including Old Fording, in October 2001.

Aggregate Option Exercises During Year Ended December 31, 2003 and Year-End option Values

Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARS at FY-End ($) Exercisable/ Unexercisable
M.A. Grandin	26,940	408,410	0	N/A
J.G. Gardiner	136,060	1,559,571	0	N/A
J.L. Popowich	50,318	570,367	0	N/A
A.R. Hagerman	44,580	269,284	18,130 (1)	(17,223)(1)
R.A. Millos	-	-	-	-
W.J. Foster	22,433	137,144	0	N/A

 (1)  # of unexercised options and values is stated as of May 31, 2003

Long-Term Incentive Plans Awards Table

Awards in Most Recently Completed Financial Year (1)
Name	Security Units or Other Rights	Performance or Other Period Until Maturity or Payout(3)	Estimates Future Payouts Under Non-Securities – Price Based Plans(4)
			Threshold ($)	Target ($)	Maximum ($)
M.A. Grandin (2)	-	-	-	-	-
J.G. Gardiner	- - -	MTIP / 2006 LTIP-1/ 2006 LTIP-2/ 2006	n/a(5) n/a(5) n/a(5)	245,200 695,250 695,250	490,400 1,390,500 1,390,500
J.L. Popowich	- - -	MTIP / 2006 LTIP-1/ 2006 LTIP-2/ 2006	0 0 0	76,000 273,600 273,600	152,000 547,200 547,200
R. A. Millos	- -	MTIP / 2006 LTIP-1/ 2006	0 0	63,800 178,640	127,600 357,280
W.J. Foster	- - -	MTIP / 2006 LTIP-1/ 2006 LTIP-2/ 2006	0 0 0	55,400 155,050 155,050	110,800 310,100 310,100

Note:

(1)  LTIP-1 is the plan introduced to replace the KESOP  that was terminated as part of the Arrangement; LTIP-2 is the additional grant that was made to former KESOP participants to compensate them for a loss in the value of options that had been awarded to them under KESOP when those options were exchanged for Exchange Options as part of the Arrangement.

(2) Mr. Grandin does not participate in the MTIP or LTIP plans

(3) The performance period is 2003-2005; the payout, if any, will be in the first quarter of 2006. However, a payout of 50% of the LTIP-1 maximum payout is payable at the point in time during the Performance Period when the Partnership achieves $75 million in synergies thereby entitling Teck to increase its interest in the Partnership from 35% to 40%.

(4) See description of plans under Executive Compensation – Incentive Plans.

(5) Mr. Gardiner retired as of February 29, 2004. Pursuant to the terms of his C/C Agreement (see Change in Control Agreements) he will receive a payout under the MTIP, LTIP-1 and LTIP-2 plans which will be at minimum equal to the target amount and, at maximum, the maximum amount identified.

Pension Plans

The Partnership maintains an employer-paid defined benefit pension plan (the “Basic Plan”) under which pensions are paid to eligible senior executives and employees at retirement, and to which participants may make additional voluntary contributions, and an employer-paid supplemental pension plan (the “Supplemental Plan”) which pays pensions in excess of the maximum amounts that the Income Tax Act permits registered pension plans such as the Basic Plan to pay.

Basic Plan

Under the Basic Plan, the amount of pension is determined in accordance with a formula based on the individual’s years of service, an average of his or her best 36 consecutive months of base salary over the previous 120 months of employment, and the amount of additional voluntary contributions made by the individual, all subject to the maximum monthly pension limit set out in the Income Tax Act. The normal retirement age under the Basic Plan is 65, but reduced pensions are payable to individuals who retire between the ages of 55 and 65. The pension is payable for the lifetime of the former senior executive or employee and if the senior executive or employee has a spouse, continues to the surviving spouse at the rate of 60%.

Effective 2004, the Partnership amended the Basic Plan to add a defined contribution component. All new salaried employees hired on or after January 1, 2004 will accrue benefits under the defined contribution component.

Supplemental Plan

The Partnership maintains an employer-paid supplemental defined benefit plan (the “Supplemental Plan”) which provides pensions based on the same formula as applies to the Basic Plan with a few modifications. However, the pension payable is the amount determined by the formula without the limit imposed by the Income Tax Act minus the pension payable under the Basic Plan. Modifications to the formula include the inclusion of a portion of a senior executive’s averaged STIP awards in final average compensation.

The following table shows the total annual benefit payable under the Basic Plan and the Supplemental Plan to participants in the specified compensation and years of service categories, assuming retirement at age 65:

Annual Pension Payable Upon Retirement at Normal Retirement Age (1)
Annual Average Remuneration Covered	Years of Service
	15 $	20 $	25 $	30 $	35 $	40 $
$200,000	48,068	64,090	80,113	96,135	112,158	124,158
$300,000	73,568	98,090	122,613	147,135	171,658	189,658
$400,000	99,068	132,090	165,113	198,135	231,158	255,158
$500,000	124,568	166,090	207,613	249,135	290,658	320,658
$600,000	150,068	200,090	250,113	300,135	350,158	386,158
$700,000	175,568	234,090	292,613	351,135	409,658	451,658
$800,000	201,068	268,090	335,113	402,135	469,158	517,158

Note:

(1) Above amounts do not include, and will not be offset by, Canada Pension Plan benefits.

Mr. Grandin does not participate in the Basic or Supplemental Plans. Mr. Millos became a participant in the Basic and Supplemental Plans on January 1, 2004. The respective years of credited service for pension plan purposes as at December 31, 2003, and at age 65 for the Named Executive Officers are: Mr. Gardiner, 35 and 41 years*; Mr. Popowich, 35 and 41 years; and Mr. Foster, 15 and 26 years.

* Mr. Gardiner retired as of February 29, 2004.

Change In Control Agreements

Old Fording entered into Change in Control Agreements with certain members of its senior management in connection with becoming a public company in 2001 which provide for the payment of severance benefits in certain circumstances. Seven of the Change in Control Agreements were assumed by the Partnership (the “C/C Agreements”) under the Arrangement. The Arrangement also constituted a change in control for the purposes the C/C Agreements. If an executive who is a party to a C/C Agreement resigns or is terminated without cause prior to March 1, 2006, then such executive will be entitled to the severance benefits provided for by the C/C Agreement.

As of December 31, 2003, four members of senior management including Mr. Gardiner, Mr. Popowich and Mr. Foster were parties to C/C Agreements. The severance benefits generally provide for two years salary, benefits and bonuses except that Mr. Gardiner, who was formerly President and Chief Executive Officer of Old Fording, is entitled to three years salary, benefits and bonuses. Mr. Gardiner retired as of February 29, 2004. and is entitled to receive severance benefits with a value of approximately $8 million depending on the actual results of certain bonus programs for the three year period (see Long-Term Incentive Awards Table) of which the Trust’s share would be approximately $5.2 million. The Trust’s 65 percent share of the contingent liability in respect of the remaining C/C Agreements, which is dependent on the achievement of certain future financial results, ranges between $3 million and $7 million.

Composition of the Compensation Committee

The Declaration of Trust requires the trustees to appoint a Governance Committee comprised of independent trustees which is responsible for, among other things, establishing trustee compensation.  The bylaws of Fording Inc. require the directors to appoint a Governance Committee comprised of independent directors which is responsible for establishing director and management compensation. Each of these Committees has a charter that meets the guidelines and rules of Canadian and U.S. regulators.

The proposed compensation for the management of the Partnership, including the executives that also serve as officers of the Trust and Fording Inc., is reviewed by the Governance Committee of Fording Inc. as part of the annual budget approval process by the partners of the Partnership. The Governance Committee makes recommendations to the board of directors of Fording Inc. having regard for the best interests of the Partnership with regard to Partnership compensation.

The foregoing Report on Executive Compensation has been made by the members of the Trust’s Governance Committee:

John B. Zaozirny (Chair)

Harry G. Schaefer

Michael S. Parrett

PERFORMANCE GRAPH

The following chart compares the total cumulative unitholder return for $100 invested in Units for the period commencing on March 1, 2003 (the first day of regular trading of the Units on the TSX) and ending on December 31, 2003, to the cumulative total return of the S&P/TSX Composite Index for the same period (assuming reinvestment of distributions and dividends).

Performance Graph
175
150
125
100
75
Value of $100 Investn
28-Feb
31-Mar
30-Jun
30-Sep
31-Dec
Date
FDG
TSX

Comparison of Cumulative Total Return (1)

	March 1, 2003	March 31,2003	June 30, 2003	Sept. 30, 2003	December 31, 2003
Trust	$100.00	$93	$82	$104	$173
S&P/TSX Index	$100.00	$97	$107	$115	$127

(1)

Assuming an investment of $100 on March 1, 2003.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	66,790(2)	$14.37	nil
Equity compensation plans not approved by securityholders	nil	nil	nil
Total	66,790	$14.37	nil

(1) Securities under option described in this column are Exchange Options issued under the Trust’s Exchange Option Plan established in connection with the Arrangement, in exchange for options issued by Old Fording under its KESOP plan. The sole purpose of the Exchange Option Plan is to issue the exchange options in order to preserve the existing rights of Old Fording optionholders following completion of the Arrangement. No new option grants are permitted under the Exchange Option Plan. Total includes Exchange Options granted under the Exchange Option Plan in exchange for outstanding KESOP options that were granted as replacement options to holders of Canadian Pacific Limited options under the Canadian Pacific Limited Key Employee Stock Option Plan who were not employees of Old Fording when Canadian Pacific Limited was divided into five public companies, including Old Fording, in October 2001.

(2) As at March 18, 2004.

APPOINTMENT OF AUDITORS

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote such proxy in favour of the resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Trust to hold office until the next annual meeting of unitholders and the authorizing the trustees to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Accountants were appointed auditors of the Trust as part of the Arrangement in February 2003.

The trustees unanimously recommend that unitholders vote in favour of the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as auditors of the Trust.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Dr. Norman Keevil is a director of Fording Inc. and is being put forward for re-election. Dr. Keevil is also the Chairman of Teck Cominco Limited and one of its significant shareholders. Mr. Keevil reports his holdings in Teck Cominco Limited as follows: 209,440 Class A shares, and 510,101 Class B subordinate voting shares. Teck Cominco Limited had a material interest in the Arrangement in that, among other things, it contributed cash and its metallurgical coal assets to the Partnership in exchange for an initial 35% Partnership interest (with the ability to increase its interest to 40% in certain circumstances) and was appointed managing partner. Teck Cominco Limited incurred costs in participating in the Arrangement which were paid by Fording Inc.  A more detailed discussion regarding Teck's role in the Arrangement can be found in the Trust's 2003 Annual Information Form under the heading "Subsequent Events - The Arrangement" starting on page 31 of that document.

GOVERNANCE

The trustees value effective governance as do the directors of Fording Inc. and management. Accordingly, they have developed systems and procedures that are appropriate for the Trust and its business. The TSX has adopted a number of corporate governance guidelines which address such matters as the constitution and independence of, and the functions to be performed by, a board of directors and its committees. A table describing the Trust’s governance practices with respect to the various matters addressed by the guidelines is attached to this Management Information Circular as Exhibit “A”.

TRUSTEES’, DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

Under the Canada Business Corporations Act (“CBCA”) and Fording Inc.’s bylaws, Fording Inc. is permitted to indemnify, out of its own funds, the directors and officers of Fording Inc. and those of its subsidiaries as well as former directors and officers and the respective heirs and legal representatives of all of the foregoing against costs, charges and expenses for all acts, receipts, neglects, defaults or for any loss or damage which may happen in the execution of the duties of the director’s or officer’s respective office or trust or in relation thereto. The Declaration of Trust provides for the same indemnification for trustees on substantially similar terms. In order to be entitled to indemnification under the Declaration of Trust or under the CBCA and Fording Inc.’s bylaws, the trustee, director or officer must have acted honestly and in good faith with a view to the best interests of the Trust or Fording Inc. or the subsidiary, as applicable, and had reasonable grounds to believe that his or her conduct was lawful.

The Trust maintains insurance for the benefit of the trustees, directors and officers of the Trust and Fording Inc. and their subsidiaries against liability incurred by them in their capacity as trustees, directors and officers, subject to certain limitations contained in the Declaration of Trust, Fording Inc.’s bylaws and in the CBCA. The total premium for such insurance in 2004 was approximately U.S. $1.2 million. The policy provides aggregate coverage for trustees, directors and officers of approximately U.S. $100million in the policy year. A deductible of approximately U.S. $500,000 to be paid by the Trust or Fording Inc., as applicable, applies to all claims under the policy and legal fees incurred in defence of claims.

The Trust and Fording Inc. have also entered into indemnification agreements with trustees, directors and officers whereby they agree to indemnify such trustees, directors and officers from losses, costs or damages incurred or sustained by acting in the capacity of trustee, director or officer. In addition, at the time of the Arrangement, each of the Teck, Westshore, Sherritt and OTPP entered into indemnification agreements with each of the trustees, directors and officers of  the Trust and Fording Inc. whereby they agreed to indemnify such trustees, directors and officers from losses, costs or damages incurred or sustained by  such person in acting in the capacity of trustee, director or officer in relation to any claim brought by the indemnifier that is not covered by the insurance policy for trustees, directors and officers.

At the time of the Arrangement, the Old Fording insurance policy for directors and officers was extended for a seven year period expiring February 28, 2010. The total premium for such insurance was approximately U.S. $1.4 million and provides aggregate coverage for Old Fording directors and officers of approximately U.S. $90 million for the first six years and $75 million for the seventh year.  The coverage is subject to a deductible of U.S. $500,000.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as noted under Interest of Informed Persons in Material Transactions, the Trust and Fording Inc. are not aware of any material interest, direct or indirect, of any trustee or officer of the Trust, or director or officer of Fording Inc., any proposed nominee for election, any person owning, directly or indirectly, more than 10% of the Units, or any associate or affiliate of any such person in any proposed transaction that has materially affected or will materially affect the Trust or Fording Inc. or any of its affiliates.

MANAGEMENT CONTRACTS

Services agreements made at the time of the Arrangement between the Partnership and the Trust and between the Partnership and Fording Inc. require the Partnership to make available members of its executive personnel to serve as officers (other than as the Chief Executive Officer) of the Trust and Fording Inc. The provision of each such executive to serve as an officer of the Trust or of Fording Inc. is subject, in the case of the Trust, to the approval of the independent trustees and, in the case of Fording Inc., to the approval of the independent directors. The employment costs of these executives are paid by the Partnership.  However, if any executive spends a significant amount of his or her time in a year on the business of the Trust and/or Fording Inc., then the employment costs for that executive will be allocated between the Trust, Fording Inc. and the Partnership based on the time spent on the business and affairs of the Trust and Fording Inc. during the year. In 2003, the Partnership paid 100% of the employment costs of the Named Executive Officers.

The initial term of each of the services agreements ends on February 29, 2008, but the agreements are renewable for two consecutive terms of five years at the option of the Trust or Fording Inc., as applicable. In addition, the Trust or Fording Inc., as applicable, may terminate the services agreement on the provision of 90 days written notice to the Partnership.  The Partnership shares offices with the Trust and Fording Inc. at Suite 1000, 205-9th Avenue SE in Calgary, Alberta.

Fording Inc. has entered into a services agreement dated July 26, 1999 and last amended January 1, 2004 with Strategic Assessment Corporation and John Somers (the “Somers Agreement”) pursuant to which John Somers of Calgary, Alberta was engaged to direct and manage Fording Inc.’s industrial mineral marketing business. The address of Strategic Assessment Corporation is 720 Broadway Avenue, Saskatoon, Saskatchewan S7N 1B4. The amounts paid under the Somers Agreement include a monthly payment of approximately $20,033 and the reimbursement of all travel and other expenses incurred in connection with the performance of the Somers Agreement. The Somers Agreement is renewable, at the option of Fording Inc., for successive one year terms and may be terminated by Fording Inc. for any reason upon four month’s written notice or pay in lieu of notice.

NO DISSENT OR APPRAISAL RIGHTS

Neither the Declaration of Trust nor the CBCA confer any dissent or appraisal rights upon any unitholder who dissents from any matter described herein to be voted upon at the Meeting.

UNITHOLDER PROPOSALS

Any notice of a unitholder proposal intended to be raised at the 2005 Annual Meeting of unitholders of the Trust must be submitted to the Trust at its registered office, to the attention of the Trust Secretary, on or before December 10, 2004 to be considered for inclusion in the management information circular and proxy statement for the 2005 Annual Meeting of unitholders.

AVAILABILITY OF DISCLOSURE

A copy of the Trust’s Annual Report for the year ended December 31, 2003 including its annual financial statements and MD&A is being mailed to unitholders with this Management Information Circular. The Trust will provide to any person or company, upon request to the Trust Secretary at the address stated above, a copy of its most recent Annual Information Form, together with a copy of any document, or pertinent pages of any document incorporated therein by reference. Additional disclosure relating to the Trust is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

TRUSTEES’ APPROVAL

The contents of this Management Information Circular and the sending thereof to the unitholders of the Trust have been unanimously approved by the trustees. No trustee or director has informed the Trust of an intention to oppose any matter on which unitholders will vote at the Meeting.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta this 30th day of March, 2004.

By Order of the Trustees,

Michael A. Grandin

Ronald A. Millos

James F. Jones

      Chair and

Chief Financial Officer

Trust Secretary

Chief Executive officer

EXHIBIT “A”

FORDING CANADIAN COAL TRUST

STATEMENT OF GOVERNANCE PRACTICES

Guideline 1

Board of Directors should explicitly assume responsibility for stewardship of the Corporation

Does Trust Align?

Yes

Description of Approach

The trustees have responsibility for the overall stewardship of the affairs of the Trust and discharge such responsibility by reviewing and discussing the Trust’s investments, and in particular, the Trust’s interest in Fording Inc. and monitoring the stewardship of Fording Inc. by its board of directors.

The board of directors of Fording Inc. are responsible for the overall stewardship of the business and affairs of the Corporation and discharge such responsibility by reviewing and discussing the strategies and plans of management of the Corporation and its subsidiaries and supervising management, and monitoring, as a non-managing partner, the performance of the Partnership and its subsidiaries.

The trustees and the board of directors of Fording Inc. have adopted comprehensive Corporate Governance Guidelines, a Joint Code of Business Conduct, which includes a Code of Ethical Conduct for Financial Matters, and Board Mandates.  These documents are available on the Trust’s website at www.fording.ca.

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Guideline 1(a)

Board of Directors should specifically assume responsibility for the adoption of a strategic planning process

Does Trust Align?

Yes

Description of Approach

The trustees have delegated responsibility for the development and implementation of the long term strategy for the Trust to the officers of the Trust.  The trustees annually approve the strategies they determine to be appropriate for the Trust and review and monitor the implementation and results of such strategies by receiving reports at each meeting of trustees and through communication with the Chair and Chief Executive Officer.  The strategic planning process and reports to the trustees take into account specific opportunities and risks to the business.

The board of directors of Fording Inc. have delegated responsibility for the development and implementation of long term corporate strategy for the Corporation to the officers of the Corporation. The board annually approves the strategies it determines to be appropriate for the Corporation and reviews and monitors the implementation and results of such strategies by receiving reports at each board meeting and through communication with the Chair and Chief Executive Officer.  As a partner in the Partnership, the board annually reviews the long term strategy of the Partnership and its subsidiaries and exercises its voting rights as a partner in the Partnership with respect to matters requiring partner approval. The strategic planning process and reports to the board take into account specific opportunities and risks to the business.

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Guideline 1(b)

Board of Directors should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems

Does Trust Align?

Yes

Description of Approach

The trustees are responsible for identifying the principal risks to the Trust and, through the Audit Committee, ensuring that systems are in place to appropriately manage financial risks. A principal risk to the Trust is the interruption of distributable cash from Fording Inc. because of events adversely affecting the performance of the operations of the Partnership.

The board of directors is responsible for identifying the principal risks to the Corporation and, through its Audit Committee, ensuring that systems are in place to appropriately manage financial risks. To this end, the Audit Committee receives and reviews annually a report from the managing

i

partner of the Partnership in respect of its insurance program and risk management systems.  A principal risk to the Partnership is the prolonged interruption of rail service between its mining operations and port facilities.  Business interruption insurance providing coverage for interruptions of up to 12 months in duration has been put in place to address this risk.

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Guideline 1(c)

Board of Directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management

Does Trust Align?

Yes

Description of Approach

The management structure of the Trust and of Fording Inc. is unique. Agreements made at the time of the Arrangement require the Partnership to make available members of its executive personnel to serve as officers (other than as the Chief Executive Officer) of the Trust and Fording Inc. The employment costs of these executives are paid by the Partnership.  However, if any of the executives spends a significant amount of his or her time in a year on the business of the Trust and/or Fording Inc., then the employment costs for that executive will be allocated between the Trust, Fording Inc. and the Partnership based on the time spent on the business and affairs of the Trust and Fording Inc. during the year.

To ensure the independence of the Trust and Fording Inc. from the Partnership under these arrangements, a trustee selected by the independent trustees serves as Chair & Chief Executive Officer of the Trust and a director selected by the independent directors serves as Chair & Chief Executive Officer of Fording Inc. The Chair & Chief Executive Officer of the Trust and Fording Inc. is compensated as a trustee and director for fulfilling this role. The executives that serve as officers of the Trust and of Fording Inc. report to the trustees and board of directors of Fording Inc. through the Chair & Chief Executive Officer who monitors their performance.  The provision of an executive of the Partnership to act as an officer of the Trust or Fording Inc. is subject to the approval of a majority of the independent trustees or directors, as applicable.

The above arrangements are non-exclusive and nothing precludes the trustees or board of directors of Fording Inc. from hiring other persons to serve as officers of the Trust or Fording Inc.

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Guideline 1(d)

Board of Directors should specifically assume responsibility for communications policy

Does Trust Align?

Yes

Description of Approach

The trustees and the board of directors of Fording Inc. have adopted a Joint Disclosure Policy for the Trust and Fording Inc. and its subsidiaries other than the Partnership and its subsidiaries. In compliance with the Partnership Agreement, the Partnership has adopted and implemented a disclosure policy acceptable to the independent directors of Fording Inc. with respect to officers and employees of the Partnership and directors, officers and employees of the Partnership’s subsidiaries.

The Joint Disclosure Policy designates the Chair & Chief Executive Officer of the Trust as the spokesperson for the Trust and establishes procedures for internal review and timely release of all public disclosure. Releases must be approved by the Chair & Chief Executive Officer or by the President. Earnings guidance and financial information releases must be approved by the Trust’s Audit Committee. The policy prohibits disclosure of material non-public information to analysts or selected investors and provides for prompt dissemination in the event such information is inadvertently disclosed.  The policy is reviewed annually by the trustees and board of directors of Fording Inc.

The disclosure policy of the Partnership prohibits the Partnership from engaging in any public disclosure of information that might constitute material information under relevant securities laws in respect of the Trust and contains procedures for communicating such information to the Trust for disclosure.

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Guideline 1(e)

Board of Directors should specifically assume responsibility for the integrity of internal control and management information systems

Does Trust Align?

Yes

Description of Approach

The trustees, through the Trust’s Audit Committee, examine and monitor the effectiveness of the Trust’s internal control processes and management information systems on an on-going basis. The board of directors of Fording Inc., through its Audit Committee, examines and monitors the effectiveness of the Corporation’s internal control processes and management information systems and those of the Partnership on an on-going basis. As part of these reviews, the trustees and board of directors of Fording Inc. receive a representation letter from the managing partner of the Partnership certifying that disclosure controls and procedures are maintained and applied in connection with the generation of the financial disclosure provided by the Partnership and that the managing partner has no reason to believe the financial information of the Partnership cannot be relied on.

 The trustees and the board of directors of Fording Inc. are responsible for determining the appropriate internal audit function and processes for the Trust and the Corporation.  In addition, the board of directors of Fording Inc. participates with the managing partner of the Partnership in determining the appropriate internal audit function for the Partnership and receives and reviews internal audit reports prepared by the managing partner’s internal auditors in respect of the Partnership operations.

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Guideline 2

Majority of Board of Directors should be “unrelated” (independent from management and free from conflicts of interest)

Does Trust Align?

No in 2003; Yes in 2004

Description of Approach

The Declaration of Trust requires that a majority of trustees be independent. In addition, unitholders of the Trust are entitled to elect the directors of Fording Inc. Like the Trust, a majority of the directors of Fording Inc. must be independent. The definition set forth in the Declaration of Trust is more stringent than the definition set forth in the TSX guidelines. However, it should be noted that a deeming provision in the Declaration of Trust deemed Mr. Grandin as independent until the first annual meeting of the Trust in 2004 whereas, under the TSX guideline, he would be considered “related”. This together with the rights of certain parties under governance agreements discussed below, resulted in an equal number of related and unrelated trustees under the current composition of the trustees.  A majority of the trustees will be independent under the guidelines after the annual meeting in 2004.

There are currently eight trustees and the board of directors of Fording Inc. currently has nine directors.

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Guideline 3

Disclose which directors are “related”

The trustees are responsible for determining whether a trustee is a “related” trustee. The Board has assessed the materiality of each trustee’s relationship with the Trust, Fording Inc. and the Partnership, giving broad consideration to all relevant facts and circumstances, and has determined that the following trustees are “related”:

  Mr. Grandin     – related because he holds the office of Chief Executive Officer

  Mr. Stinson  – related because he is a trustee of Westshore Terminals Income Fund who’s subsidiary, Westshore Terminals Ltd. has a material business relationship with the Partnership which is the principal investment of the Trust. (Westshore Terminals Ltd. is not related for accounting purposes.)

  Mr. Wright – related as he is an director of Teck Cominco Limited which is the managing partner of the Partnership which is the principal investment of the Trust

  Dr. Barber - related as he is an director of Teck Cominco Limited which is the managing partner of the Partnership which is the principal investment of the Trust

The trustees have affirmatively determined that each of the remaining trustees is unrelated.

 The board of directors of Fording Inc. is responsible for determining whether a director is a “related” director.  The board of directors has assessed the materiality of each director’s relationship with the Trust, Fording Inc. and the Partnership, giving broad consideration to all relevant facts and circumstances, and has determined the following directors are “related”:

  Mr. Grandin     – related because he holds the office of Chief Executive Officer

  Mr. Stinson  – related because he is a trustee of Westshore Terminals Income Fund who’s subsidiary, Westshore Terminals Ltd. has a material business relationship with the Partnership which is the principal investment of Fording Inc. (Westshore Terminals Ltd. is not related for accounting purposes.)

  Dr. Keevil – related as he is a director of Teck Cominco Limited which is the managing partner of the Partnership which is the principal investment of Fording Inc.

  Mr. Thompson  - related as he is an officer and director of Teck Cominco Limited which is the managing partner of the Partnership which is the principal investment of Fording Inc.

The board of directors has affirmatively determined that each of the remaining directors is unrelated.

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Guideline 4

Appoint a committee of “unrelated”, non-management directors responsible for appointment of new nominees and ongoing assessment of directors

Does Trust Align?

Yes

Description of Approach

The trustees have appointed a Governance Committee comprised entirely of independent trustees that is responsible for identifying candidates to serve as trustees and recommending qualified trustee candidates to be nominated for election as trustees. The Governance Committee is responsible for annually reviewing the competencies, skills and personal qualities required of nominees in order to add value to the Trust. The Committee is also responsible for the ongoing assessment of trustees.

The board of directors of Fording Inc. have appointed a Governance Committee comprised entirely of independent directors that has the same responsibilities in relation to the board of directors.

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Guideline 5

Implement a process for assessing the effectiveness of the Board of Directors, its committees and the contribution of individual directors

Does Trust Align?

Yes

Description of Approach

The Governance Committee of the trustees is responsible for making an annual assessment of the overall performance and effectiveness of the trustees, as a whole, and each of its committees, the Chair, each committee chair and each trustee and reporting on such assessments to the Board.  The objective of the assessments is to ensure the continued effectiveness of the trustees in the execution of their responsibilities and to contribute to a process of continuing improvement. The Governance Committee’s assessment process includes a survey of individual trustees on the effectiveness of the processes of the trustees as a group. Assessment of the contributions of individual trustees is reviewed in meetings between the Chair of the Board and individual trustees.

The Governance Committee of the board of directors of Fording Inc. has the same responsibilities in relation to the board of directors.

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Guideline 6

Provide orientation and education programs for new recruits to the Board of Directors

Does Trust Align?

Yes

Description of Approach

The Governance Committee of the trustees is mandated to oversee an orientation and education program for new trustees and ongoing educational opportunities for all trustees.  Following the appointment of the trustees on February 28, 2003, orientation presentations were made to the trustees in respect of the business of the Partnership and Fording Inc.’s Industrial Minerals business.  Trustees are also able to arrange orientation tours of operations according to their individual schedules.  Trustees are provided with a reference manual which contains the Declaration of Trust, governance guidelines and charters of the trustees and their committees, trustee policies and Code of Conduct, material agreements and investor and unitholder information. The reference manual is updated quarterly.

The Governance Committee of the board of directors of Fording Inc. has the same responsibilities in relation to the board of directors and the same orientation procedures.

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Guideline 7

Examine the size of the Board of Directors, with a view to improving effective decision-making

Does Trust Align?

Yes

Description of Approach

The Declaration of Trust requires that there be no fewer than seven and no more than nine trustees.  There are currently eight trustees. The Governance Committee of the trustees, as part of its annual assessment of trustee effectiveness, considers the number of trustees and makes a recommendation in conjunction with its recommendation of nominees for election as trustees.

The bylaws of Fording Inc. require that there be no fewer than seven and no more than nine directors. The board of directors is currently comprised on nine directors. The Governance

Committee of the board of directors has the same responsibilities in relation to the board of directors as the Governance Committee of the Trust has to the trustees.

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Guideline 8

Review compensation of directors in light of risks and responsibilities involved in being an effective director

Does Trust Align?

Yes

Description of Approach

The Governance Committee of the trustees is responsible for making recommendations as to the form and amount of compensation for trustees.  The Governance Committee reviews trustee compensation annually and formulates its recommendations with the assistance of an external compensation consultant. In reaching its recommendation, the Governance Committee considers the types and amounts of compensation paid to directors and trustees in a comparator group selected by the Governance Committee as representative of the risks and responsibilities of being a trustee.

The Governance Committee of the board of directors of Fording Inc. has the same responsibilities in relation to the board of directors and participates in the external review process with the Governance Committee of the trustees.

See Compensation of Trustees and Directors for the form and amount of compensation paid to trustees and directors and the Unit ownership requirements.

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Guideline 9

Committees should generally be composed of non-management directors

Does Trust Align?

Yes

Description of Approach

The trustees have two committees, an Audit Committee and a Governance Committee, as does the board of directors of Fording Inc. The Governance Committees also serve as the nominating and compensation committees for their respective boards.  The Declaration of Trust and the bylaws of Fording Inc. require that the Audit and Governance Committees be comprised entirely of independent trustees and directors, as applicable. See Information Regarding Nominees for Election As Trustees and Information Regarding Nominees for Election As Directors for a list of committee members.

The charters of the Audit Committee and Governance Committee of the trustees is available on the Trust’s website at www.fording.ca.

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Guideline 10

Assume responsibility for the approach and response to corporate governance issues

Does Trust Align?

Yes

Description of Approach

The Governance Committee of the trustees is responsible for developing recommendations in respect of corporate governance guidelines in response to corporate governance issues and monitoring adherence to approved guidelines. The Trust’s Governance Committee is also responsible for this Statement of Corporate Governance Practices.

The Governance Committee of the board of directors of Fording Inc. has the same responsibilities in relation to the board of directors and have reviewed the contents of this Statement of Corporate Governance Practices.

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Guideline 11

Define limits to management’s responsibilities by developing position descriptions for:

(i) the Board of Directors

Does Trust Align?

Yes

Description of Approach

The trustees have developed and approved a written mandate for the trustees and comprehensive Corporate Governance Guidelines.  The trustees have also clearly defined the limits to management authority by adopting General Authority Guidelines that:

  delegate responsibility to the Chief Executive Officer for the overall management of the Trust;

  identify matters which require specific authorization by the trustees or one of the trustees’ committees; and

  identifies matters which will be subject to periodic review by the trustees or one of the trustees’ committees.

The trustees monitor management of the Trust by receiving and discussing management reports at each trustee meeting.

v

The board of directors of Fording Inc. have adopted the same procedures and established similar authority guidelines for the Chief Executive Officer.

(ii) the Chief Executive Officer, and approve or develop the objectives which the Chief Executive Officer is responsible for meeting

Does Trust Align?

Yes

Description of Approach

The trustees have developed and approved a position description for the Chief Executive Officer which complies with the limitations established in the mandate of the Board.  The Trust’s Governance Committee annually reviews the mandate of the trustees and the position description of the Chief Executive Officer.  In addition, the Trust’s Governance Committee conducts an annual review of the performance of the Chief Executive Officer against goals and objectives which have been established by that committee.

The board of directors of Fording Inc. have developed and approved a position description for the Chief Executive Officer and adopted similar processes to those of the Trust with respect to the mandate of the board and position description for the Chief Executive Officer and an annual review of the performance of the Chief Executive Officer.

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Guideline 12

Establish structures and procedures to enable the Board of Directors to function independently of management

Does Trust Align?

Yes

Description of Approach

Neither the trustees nor the board of directors of Fording Inc. have members of management of the Partnership on the board.  As described in the response to Guideline 1(c), to ensure the independence of the Trust and Fording Inc. from the Partnership, a trustee selected by the independent trustees serves as Chair & Chief Executive Officer of the Trust and a director selected by the independent directors serves as Chair & Chief Executive Officer of Fording Inc.  The Chair & Chief Executive Officer receives compensation as a trustee and director and does not participate in the compensation plans or pension arrangements of management.

The Corporate Governance Guidelines of each board provide for in camera sessions without members of management present to be held in conjunction with every regular meeting. Matters arising from in camera sessions are communicated to management, as appropriate, by the boards.

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Guideline 13

Establish an Audit Committee with a specifically defined mandate and oversight responsibility for management reporting on internal controls. The Audit Committee should be composed only of outside directors

Does Trust Align?

Yes

Description of Approach

The Declaration of Trust and the bylaws of Fording Inc. require that the Audit Committee of each of the Trust and Fording Inc. be comprised entirely of independent trustees and directors, as applicable (see response to Guideline 9).  Each Audit Committee is comprised of three members and has a charter which defines its roles and responsibilities.  The charters are reviewed annually with the assistance of external counsel to ensure compliance with Canadian and U.S. guidelines and rules. See Information Regarding Nominees for Election As Trustees and Information Regarding Nominees for Election As Directors for a list of committee members. All members of each Audit Committee must be “financially literate” (as that term is interpreted by the trustees and the board, as the case may be, in their business judgment, under the requirements or guidelines for audit committee service under securities laws and the stock exchange rules) or must become financially literate within a reasonable period of time after appointment to the Audit Committee.  At least one member of each Audit Committee must also have “accounting or related financial management expertise” (as determined by the trustees or board of directors of Fording Inc., as the case may be, in their business judgment under the requirements or guidelines for audit committee service under applicable securities laws and stock exchange rules).

The responsibilities of the Audit Committees include oversight of the external auditors, the internal auditors and the monitoring of audits, review of accounting principles and practices, monitoring of internal controls, communications with others respecting financial reporting matters and monitoring of financial disclosures. The Audit Committees communicate directly with, and establish the compensation of, the external auditors.  The committees meet in camera with the external auditors quarterly.

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Guideline 14

Implement a system to enable individual directors to engage outside advisors, at the Corporation’s expense

Does Trust Align?

Yes

The trustees have resolved that any trustee who wishes to engage a non-management advisor to assist on matters involving the trustee’s responsibilities as a trustee at the expense of the Trust should review the request with, and obtain the authorization of the Chair of the trustees, or in the case of a request by the Chair of the trustees, the Chair of the Governance Committee. The procedure is set forth in the Trust’s Corporate Governance Guidelines.

The board of directors of Fording Inc. have adopted a similar procedure in its Corporate Governance Guidelines.